UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 1, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Publication of Final Terms dated 1 March 2012
Exhibit No. 2	Holding(s) in Company dated 1 March 2012
Exhibit No. 3	Holding(s) in Company dated 1 March 2012
Exhibit No. 4	FRN Variable Rate Fix dated 5 March 2012
Exhibit No. 5	FRN Variable Rate Fix dated 6 March 2012
Exhibit No. 6	Holding(s) in Company dated 7 March 2012
Exhibit No. 7	FRN Variable Rate Fix dated 9 March 2012
Exhibit No. 8	FRN Variable Rate Fix dated 9 March 2012
Exhibit No. 9	Credit Event: Put Option dated 9 March 2012
Exhibit No. 10	Holding(s) in Company dated 12 March 2012
Exhibit No. 11	Change in Director’s Details dated 13 March 2012
Exhibit No. 12	Director/PDMR Shareholding dated 14 March 2012
Exhibit No. 13	FRN Variable Rate Fix dated 19 March 2012
Exhibit No. 14	FRN Variable Rate Fix dated 19 March 2012
Exhibit No. 15	FRN Variable Rate Fix dated 19 March 2012
Exhibit No. 16	Holding(s) in Company dated 19 March 2012
Exhibit No. 17	FRN Variable Rate Fix dated 20 March 2012
Exhibit No. 18	FRN Variable Rate Fix dated 21 March 2012
Exhibit No. 19	FRN Variable Rate Fix dated 21 March 2012
Exhibit No. 20	Director/PDMR Shareholding dated 22 March 2012
Exhibit No. 21	FRN Variable Rate Fix dated 26 March 2012
Exhibit No. 22	Director/PDMR Shareholding dated 26 March 2012
Exhibit No. 23	Bob Diamond speaks at London investor conference dated 27 March 2012
Exhibit No. 24	Holding(s) in Company dated 28 March 2012
Exhibit No. 25	Holding(s) in Company dated 28 March 2012
Exhibit No. 26	FRN Variable Rate Fix dated 30 March 2012
Exhibit No. 27	Total Voting Rights dated 30 March 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 1, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 1, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No.1

Publication of Final Terms

The following final terms has been provided to the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of £700,000,000 Floating Rate Covered Bonds due 2015 (to be consolidated, become fungible and form a single Series with the existing Series 2012-2 £750,000,000 Floating Rate Covered Bonds due 2015) unconditionally and irrevocably guaranteed as to payments by Barclays Covered Bonds LLP under the Barclays Bank PLC €35,000,000,000 Global Covered Bond Programme.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5313Y_1-2012-3-1.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the base prospectus relating to the Barclays Bank PLC €35,000,000,000 Global Covered Bond Programme (the "Base Prospectus")) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms is not addressed. Prior to relying on the information contained in the Final Terms you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Exhibit No.2

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	✓
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM")
4. Full name of shareholder(s) (if different from 3.):iv	Yas Capital Limited ("YCL")
5. Date of the transaction and date on which the threshold is crossed or reached: v	Transaction date: 27 April 2011 Date threshold crossed: 27 February 2012
6. Date on which issuer notified:	29 February 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	7%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	Nil	Nil	758,437,618	Nil%	6.216%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Cash-settled options referencing ordinary shares				95,634,799		Nominal	Delta
							0.784%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
854,072,417			7.00024%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The cash-settled options are legally owned by YCL.  YCL is, in turn, wholly owned by HHSM.

The triggering event is an increase in the total voting rights deemed to be held by YCL under the cash-settled options (pursuant to DTR 5.3.1R) to 95,634,799.  Accordingly, as a result of the triggering event, YCL is deemed to hold directly, and HHSM is deemed to hold indirectly, 0.784% of the voting rights in Barclays PLC through YCL's total holding of cash-settled options.

For the avoidance of doubt, YCL has no right to acquire or exercise any voting rights in Barclays PLC.

The indirect holding by HHSM of the cash-settled options, when aggregated with HHSM's pre-existing indirect holding of ordinary shares (which has been the subject of previous notifications), is now greater than the 7% threshold for voting rights that is notifiable by HHSM pursuant to DTR 5.1.2R.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,200,614,043 as set out in the regulatory announcement made by Barclays PLC dated 31 January 2012.

14. Contact name:	Michael Latefi
15. Contact telephone number:	+971.566.852.568

Exhibit No.3

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	✓
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM")
4. Full name of shareholder(s) (if different from 3.):iv	Yas Capital Limited ("YCL")
5. Date of the transaction and date on which the threshold is crossed or reached: v	Transaction date: 27 April 2011 Date threshold crossed: 28 February 2012
6. Date on which issuer notified:	29 February 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	7%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	Nil	Nil	758,437,618	Nil%	6.216%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Cash-settled options referencing ordinary shares				94,292,911		Nominal	Delta
							0.773%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
852,730,529			6.98924%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The cash-settled options are legally owned by YCL.  YCL is, in turn, wholly owned by HHSM.

The triggering event is a decrease in the total voting rights deemed to be held by YCL under the cash-settled options (pursuant to DTR 5.3.1R) to 94,292,911.  Accordingly, as a result of the triggering event, YCL is deemed to hold directly, and HHSM is deemed to hold indirectly, 0.773% of the voting rights in Barclays PLC through YCL's total holding of cash-settled options.

For the avoidance of doubt, YCL has no right to acquire or exercise any voting rights in Barclays PLC.

The indirect holding by HHSM of the cash-settled options, when aggregated with HHSM's pre-existing indirect holding of ordinary shares (which has been the subject of previous notifications), is now less than the 7% threshold for voting rights that is notifiable by HHSM pursuant to DTR 5.1.2R.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,200,614,043 as set out in the regulatory announcement made by Barclays PLC dated 31 January 2012.

14. Contact name:	Michael Latefi
15. Contact telephone number:	+971.566.852.568

Exhibit No.4

As Agent Bank, please be advised of the following rate determined on: 27/02/12
Issue	¦ Barclays Bank Plc - Series 2 - USD 750,000,000 Undated Floating Rate Primary Capital Notes

ISIN Number	¦ GB0000777705
ISIN Reference	¦
Issue Nomin USD	¦ 750,000,000
Period	¦ 29/02/12 to 31/08/12		Payment Date 31/08/12
Number of Days	¦ 184
Rate	¦ 0.875
Denomination USD	¦ 10,000	¦ 100,000	¦

Amount Payable per Denomination	¦ 44.72	¦ 447.20	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.5

Re:	BARCLAYS BANK PLC.
EUR 250,000,000.00
MATURING: 08-Sep-2014
ISIN: XS0673964721

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
08-Mar-2012 TO 08-Jun-2012 HAS BEEN FIXED AT 1.610000 PCT

DAY BASIS: ACTUAL/360

INTEREST PAYABLE VALUE 08-Jun-2012 WILL AMOUNT TO:
EUR 4.11 PER EUR 1,000.00 DENOMINATION

Citibank

Source: Citibank

Exhibit No.6

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	✓
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM")
4. Full name of shareholder(s) (if different from 3.):iv	Yas Capital Limited ("YCL")
5. Date of the transaction and date on which the threshold is crossed or reached: v	Transaction date: 27 April 2011 Date threshold crossed: 1 March 2012
6. Date on which issuer notified:	6 March 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	7%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	Nil	Nil	758,437,618	Nil%	6.216%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Cash-settled options referencing ordinary shares				96,814,626		Nominal	Delta
							0.793%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
855,252,244			7.00926%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The cash-settled options are legally owned by YCL.  YCL is, in turn, wholly owned by HHSM.

The triggering event is an increase in the total voting rights deemed to be held by YCL under the cash-settled options (pursuant to DTR 5.3.1R) to 96,814,626.  Accordingly, as a result of the triggering event, YCL is deemed to hold directly, and HHSM is deemed to hold indirectly, 0.793% of the voting rights in Barclays PLC through YCL's total holding of cash-settled options.

For the avoidance of doubt, YCL has no right to acquire or exercise any voting rights in Barclays PLC.

The indirect holding by HHSM of the cash-settled options, when aggregated with HHSM's pre-existing indirect holding of ordinary shares (which has been the subject of previous notifications), is now greater than the 7% threshold for voting rights that is notifiable by HHSM pursuant to DTR 5.1.2R.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,201,745,704 as set out in the regulatory announcement made by Barclays PLC dated 29 February 2012.

14. Contact name:	Michael Latefi
15. Contact telephone number:	+971.566.852.568

Exhibit No.7

As Agent Bank, please be advised of the following rate determined on: 08/03/12
Issue	¦ Barclays Bank PLC - Series 155 - USD 500,000,000 Callable Subordinated FRN due 11 Sep 2017

ISIN Number	¦ XS0229313696
ISIN Reference	¦ 22931369
Issue Nomin USD	¦ 500,000,000
Period	¦ 12/03/12 to 11/06/12		Payment Date 11/06/12
Number of Days	¦ 91
Rate	¦ 0.67355
Denomination USD	¦ 1,000	¦ 100,000	¦ 500,000,000

Amount Payable per Denomination	¦ 1.70	¦ Pok170.26	¦ XS0229313696

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.8

Re:	BARCLAYS BANK PLC.
GBP 700,000,000.00
MATURING: 20-Jan-2015
ISIN: XS0752035195

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20-Jan-2012 TO 20-Apr-2012 HAS BEEN FIXED AT 2.589560 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 20-Apr-2012 WILL AMOUNT TO:
GBP 6.46 PER GBP 1,000.00 DENOMINATION

Citibank

Source: Citibank

Exhibit No.9

Please be advised the following issue will be put for GBP 4,300,000 on 14 March 2012

Barclays Banks Plc - Series SN 15337 - Due 04 Mar 2015 - Isin XS0417112306 - O/S nominal - GBP 4,300,000

The outstanding balance will therefore be ZERO.

Please amend your record accordingly.

Bank of New York Mellon

Source: Bank of New York Mellon

Exhibit No.10

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	✓
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM")
4. Full name of shareholder(s) (if different from 3.):iv	Yas Capital Limited ("YCL")
5. Date of the transaction and date on which the threshold is crossed or reached: v	Transaction date: 27 April 2011 Date threshold crossed: 6 March 2012
6. Date on which issuer notified:	9 March 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	7%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	Nil	Nil	758,437,618	Nil%	6.216%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Cash-settled options referencing ordinary shares				92,737,960		Nominal	Delta
							0.760%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
851,175,578			6.97585%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The cash-settled options are legally owned by YCL.  YCL is, in turn, wholly owned by HHSM.

The triggering event is an increase in the total voting rights deemed to be held by YCL under the cash-settled options (pursuant to DTR 5.3.1R) to 92,737,960.  Accordingly, as a result of the triggering event, YCL is deemed to hold directly, and HHSM is deemed to hold indirectly, 0.760% of the voting rights in Barclays PLC through YCL's total holding of cash-settled options.

For the avoidance of doubt, YCL has no right to acquire or exercise any voting rights in Barclays PLC.

The indirect holding by HHSM of the cash-settled options, when aggregated with HHSM's pre-existing indirect holding of ordinary shares (which has been the subject of previous notifications), is now less than the 7% threshold for voting rights that is notifiable by HHSM pursuant to DTR 5.1.2R.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,201,745,704 as set out in the regulatory announcement made by Barclays PLC dated 29 February 2012

14. Contact name:	Michael Latefi
15. Contact telephone number:	+971.566.852.568

Exhibit No.11

13 March 2012
BARCLAYS PLC

CHANGE IN DIRECTOR'S DETAILS

In accordance with Listing Rule LR 9.6.14(2), Barclays PLC and Barclays Bank PLC announce that Sir John Sunderland a non-executive Director on both Boards has been appointed to the Board of AFC Energy plc as a non-executive Director, with effect from 8 March 2012.

For further information please contact:

Media Relations
Gemma Walmsley or Giles Croot
Tel: +44 (0) 20 7116 4755

Exhibit No.12

14 March 2012

Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)
1.    The independent trustee of the Barclays Group (PSP) Employees' Benefit Trust (the "PSP Trust") and the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust" notified Barclays PLC (the "Company") on 13 March 2012 that on 12 March 2012 it had resolved to release the following ordinary shares of Barclays PLC of nominal value of 25p each (the Shares) under awards made over the previous five years under the following plans: (i) Barclays PLC Performance Share Plan (PSP) (following the satisfaction of the relevant performance conditions); (ii) Barclays Group Share Value Plan (SVP);  (iii) the Barclays Group Executive Share Award Scheme (ESAS); and (iv) Incentive Share Plan (ISP) to the following Directors and Persons Discharging Managerial Responsibilities (PDMRs) of the Company.  The market price at the date of release was 239.88 pence per share:

Director/ PDMR	Shares released to Director/ PDMR	Shares sold on behalf of Director/PDMR including those to satisfy withholding liabilities
RE Diamond Jr	56,691	29,168
C Lucas	1,179,874	613,536
M Harding	476,617	476,617
A Jenkins	757,839	757,839
T Kalaris	906,126	471,187
R Le Blanc	608,405	608,405
J del Missier	3,979,607	3,979,607
R Ricci	3,919,581	3,919,581

2.    The nominee of the Barclays ESAS Nominee Arrangement notified the Company on 13 March 2012 that on 12 March 2012 it sold ordinary shares of the Company at a price of 239.88 pence per share for the following PDMRs:

PDMR	Shares sold
A Jenkins	31,392
R Le Blanc	74,200
J del Missier	505,134
R Ricci	133,107

The revised total shareholding for each Director following these transactions is as follows:

Director	Total Beneficial Holding
RE Diamond Jr	13,225,418
C Lucas	863,805

Exhibit No.13

Re:	BARCLAYS BANK PLC.
GBP 2,000,000,000.00
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Mar-2012 TO 16-Apr-2012 HAS BEEN FIXED AT 1.259130 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Apr-2012 WILL AMOUNT TO:
GBP 53.47 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.14

Re:	BARCLAYS BANK PLC.
GBP 1,000,000,000.00
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Mar-2012 TO 16-Apr-2012 HAS BEEN FIXED AT 1.259130 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Apr-2012 WILL AMOUNT TO:
GBP 53.47 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.15

As Agent Bank, please be advised of the following rate determined on: 16/03/12
Issue	¦ Barclays Bank Plc - Series 167 - EUR 135,000,000 CMS-Linked Subordinated Note due 20 Mar 2018

ISIN Number	¦ XS0353467243
ISIN Reference	¦ 35346724
Issue Nomin EUR	¦ 135,000,000
Period	¦ 20/03/12 to 20/03/13		Payment Date 20/03/13
Number of Days	¦ 365
Rate	¦ 4.5
Denomination EUR	¦ 50,000	¦ 135,000,000	¦

Amount Payable per Denomination	¦ 2,250.00	¦ 6,075,000.00	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.16

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	ü
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM")
4. Full name of shareholder(s) (if different from 3.):iv	Yas Capital Limited ("YCL")
5. Date of the transaction and date on which the threshold is crossed or reached: v	Transaction date: 27 April 2011 Date threshold crossed: 14 March 2012
6. Date on which issuer notified:	16 March 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	7%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	Nil	Nil	758,437,618	Nil%	6.216%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Cash-settled options referencing ordinary shares				97,128,524		Nominal	Delta
0.796%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
855,566,142			7.01183%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The cash-settled options are legally owned by YCL.  YCL is, in turn, wholly owned by HHSM.

The triggering event is an increase in the total voting rights deemed to be held by YCL under the cash-settled options (pursuant to DTR 5.3.1R) to
97,128,524
.  Accordingly, as a result of the triggering event, YCL is deemed to hold directly, and HHSM is deemed to hold indirectly, 0.796% of the voting rights in Barclays PLC through YCL's total holding of cash-settled options.

For the avoidance of doubt, YCL has no right to acquire or exercise any voting rights in Barclays PLC.

The indirect holding by HHSM of the cash-settled options, when aggregated with HHSM's pre-existing indirect holding of ordinary shares (which has been the subject of previous notifications), is now greater than the 7% threshold for voting rights that is notifiable by HHSM pursuant to DTR 5.1.2R.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,201,745,704 as set out in the regulatory announcement made by Barclays PLC dated 29 February 2012

14. Contact name:	Michael Latefi
15. Contact telephone number:	+971.566.852.568

Exhibit No.17

As Agent Bank, please be advised of the following rate determined on: 20/03/12
Issue	¦ Barclays Bank PLC - Series no 86 - EUR 100,000,000 Subordinated FRN due 22 Mar 2021

ISIN Number	¦ XS0126504421
ISIN Reference	¦ 12650442
Issue Nomin EUR	¦ 100,000,000
Period	¦ 22/03/12 to 22/06/12		Payment Date 22/06/12
Number of Days	¦ 92
Rate	¦ 1.302
Denomination EUR	¦ 100,000,000	¦	¦

Amount Payable per Denomination	¦ 332,733.33	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.18

As Agent Bank, please be advised of the following rate determined on: 21/03/12
Issue	¦ Barclays Bank PLC - Series 143 - EUR 50,000,000 Floating Rate Notes due 23 Dec 2023

ISIN Number	¦ XS0183122398
ISIN Reference	¦ 18312239
Issue Nomin EUR	¦ 50,000,000
Period	¦ 23/03/12 to 25/06/12		Payment Date 25/06/12
Number of Days	¦ 94
Rate	¦ 1.174
Denomination EUR	¦ 50,000,000	¦	¦

Amount Payable per Denomination	¦ 153,272.22	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.19

As Agent Bank, please be advised of the following rate determined on: 21/03/12
Issue	¦ Barclays Bank PLC - Series 159 - USD 1,500,000,000 Floating Rate SUB Note due 23 Mar 2017

ISIN Number	¦ XS0292937165
ISIN Reference	¦ 29293716
Issue Nomin USD	¦ 1,500,000,000
Period	¦ 23/03/12 to 25/06/12		Payment Date 25/06/12
Number of Days	¦ 94
Rate	¦ 1.14915
Denomination USD	¦ 1,500,000,000	¦	¦

Amount Payable per Denomination	¦ 4,500,837.50	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.20

22 March 2012

Barclays PLC
(the "Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1. The Barclays ESAS Nominee confirmed to the Company on 21 March 2012 that it had on 16 March 2012 re-invested an amount equal to the final dividend for the year ended 31 December 2011 in ordinary shares of the Company at a price of 250.50 pence per share for the following Directors/Persons Discharging Managerial Responsibilities ("PDMR") .  The number of shares received is as follows:

Director/PDMR	No. of shares received
R E Diamond Jr	18,912
J del Missier	13,625
T Kalaris	7,222
A Jenkins	911
R Le Blanc	888
R Ricci	4,253

The number of shares held in the Barclays ESAS Nominee forms a proportion of the shares which were provisionally allocated by the trustee under ESAS on March 2007 and March 2008.

2. The independent nominee of the Barclays Corporate Nominee Arrangement notified the Company on 21 March 2012 that it had on 16 March 2012 re-invested the final dividend for the year ended 31 December 2011 in ordinary shares of the Company at a price of 250.50 pence per share for the following Directors/PDMRs. The number of shares received is as follows:

Director/PDMR	No. of shares received
C Lucas	1,034
R Le Blanc	5,222

3. The Corporate Nominee for Non Executive Directors notified the company on 21 March 2012 that it had on 16 March 2012, re-invested the final dividend for the year ended 31 December 2011 in ordinary shares in the Company at a price of 254.00 pence per share for the following Non Executive Director. The number of shares received is as follows:

Director	No. of shares received
A Carnwath	35

4. The Administrators of the Dividend Reinvestment Plan (the "Plan") notified the Company on 21 March 2012 that, following the re-investment of the final dividend for the year ended 31 December 2011, the following Directors/PDMRs and their connected persons would receive on 22 March 2012, ordinary shares in the Company under the Plan at a price of 252.37 pence per share. The number of shares received is as follows:

Director/PDMR	No. of shares received
A Carnwath	48
C Lucas	2,444
M Harding	393
A Jenkins	161

The revised total shareholding for each Director following these transactions is as follows:

Director	Beneficial Holding	Non-Beneficial Holding
R E Diamond Jr	13,244,330	-
C Lucas	867,283	-
A Carnwath	47,825	-

Exhibit No.21

As Agent Bank, please be advised of the following rate determined on: 26/03/12
Issue	¦ Barclays Bank PLC - Series 78 - EUR 100,000,000 Subordinated FRN due 28 Dec 2040

ISIN Number	¦ XS0122679243
ISIN Reference	¦ 12267924
Issue Nomin EUR	¦ 100,000,000
Period	¦ 28/03/12 to 28/06/12		Payment Date 28/06/12
Number of Days	¦ 92
Rate	¦ 1.19
Denomination EUR	¦ 100,000,000	¦	¦

Amount Payable per Denomination	¦ 304,111.11	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.22

26 March 2012

Barclays PLC ("the Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1. The trustee of the Barclays Group Sharepurchase Plan ("Sharepurchase")  an HM Revenue and Customs approved all employee share plan, informed the Company on 26 March 2012 that, on 22 March 2012 it had acquired, and now held as bare trustee of Sharepurchase, the following ordinary shares in the Company, following the re-investment of the final dividend for the year ended 31 December 2011, for the following Directors/Persons Discharging Managerial Responsibilities ("PDMR") at a price of 248.94 pence per share:

Director/PDMR	No. of shares received
C Lucas	36
M Harding	24
R Le Blanc	3

2. The Company was notified on 23 March 2012 that, on 22 March 2012, following the re-investment of the final dividend for the year ended 31 December 2011, the following Directors/PDMRs and their connected persons had received ordinary shares in the Company as follows at a price of 254.89 pence per share:

Director/PDMR	No. of shares received
R E Diamond Jr T Kalaris	14,435 49,940

3. The Company was notified by a third party custodian on 23 March 2012 that, on 22 March 2012, following the re-investment of the final dividend for the year ended 31 December 2011, Mr T Kalaris and his connected persons received 12,047 ordinary shares in the Company at a price of 254.89 pence per share.

4. The Company was notified by a third party custodian on 23 March 2012 that, on 22 March 2012, following the re-investment of the final dividend for the year ended 31 December 2011, Ms A Carnwath received 478 ordinary shares in the Company at a price of 254.89 pence per share.

The revised total shareholding for each Director following these transactions is as follows:

Director                                 Beneficial Holding                               Non-Beneficial Holding
R E Diamond Jr                    13,258,765                                              -
A Carnwath                          48,303                                                     -
C Lucas                                 867,319                                                   -

Exhibit No.23

27 March 2012

Barclays PLC

Bob Diamond speaks at London investor conference

Bob Diamond, Chief Executive, Barclays PLC is speaking today at the Morgan Stanley European Financials Conference in London.

A copy of Mr Diamond's remarks, which contain no material new information, will be available for viewing from later today in the Investor Relations section of the Barclays website.

-Ends-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays PLC

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 140,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.

For further information about Barclays, please visit our website
www.barclays.com.

Exhibit No.24

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	ü
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM")
4. Full name of shareholder(s) (if different from 3.):iv	Yas Capital Limited ("YCL")
5. Date of the transaction and date on which the threshold is crossed or reached: v	Transaction date: 27 April 2011 Date threshold crossed: 22 March 2012
6. Date on which issuer notified:	27 March 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	7%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	Nil	Nil	758,437,618	Nil%	6.216%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Cash-settled options referencing ordinary shares				93,519,190		Nominal	Delta
0.766%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
851,956,808			6.98225%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The cash-settled options are legally owned by YCL.  YCL is, in turn, wholly owned by HHSM.

The triggering event is an increase in the total voting rights deemed to be held by YCL under the cash-settled options (pursuant to DTR 5.3.1R) to
93,519,190
.  Accordingly, as a result of the triggering event, YCL is deemed to hold directly, and HHSM is deemed to hold indirectly, 0.766% of the voting rights in Barclays PLC through YCL's total holding of cash-settled options.

For the avoidance of doubt, YCL has no right to acquire or exercise any voting rights in Barclays PLC.

The indirect holding by HHSM of the cash-settled options, when aggregated with HHSM's pre-existing indirect holding of ordinary shares (which has been the subject of previous notifications), is now less than the 7% threshold for voting rights that is notifiable by HHSM pursuant to DTR 5.1.2R.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,201,745,704 as set out in the regulatory announcement made by Barclays PLC dated 29 February 2012

14. Contact name:	Michael Latefi
15. Contact telephone number:	+971.566.852.568

Exhibit No.25

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	ü
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM")
4. Full name of shareholder(s) (if different from 3.):iv	Yas Capital Limited ("YCL")
5. Date of the transaction and date on which the threshold is crossed or reached: v	Transaction date: 27 April 2011 Date threshold crossed: 23 March 2012
6. Date on which issuer notified:	27 March 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	7%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	Nil	Nil	758,437,618	Nil%	6.216%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Cash-settled options referencing ordinary shares				96,057,627		Nominal	Delta
0.787%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
854,495,245			7.00306%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The cash-settled options are legally owned by YCL.  YCL is, in turn, wholly owned by HHSM.

The triggering event is an increase in the total voting rights deemed to be held by YCL under the cash-settled options (pursuant to DTR 5.3.1R) to
96,057,627
.  Accordingly, as a result of the triggering event, YCL is deemed to hold directly, and HHSM is deemed to hold indirectly, 0.787% of the voting rights in Barclays PLC through YCL's total holding of cash-settled options.

For the avoidance of doubt, YCL has no right to acquire or exercise any voting rights in Barclays PLC.

The indirect holding by HHSM of the cash-settled options, when aggregated with HHSM's pre-existing indirect holding of ordinary shares (which has been the subject of previous notifications), is now greater than the 7% threshold for voting rights that is notifiable by HHSM pursuant to DTR 5.1.2R.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,201,745,704 as set out in the regulatory announcement made by Barclays PLC dated 29 February 2012

14. Contact name:	Michael Latefi
15. Contact telephone number:	+971.566.852.568

Exhibit No.26

As Agent Bank, please be advised of the following rate determined on: 27/01/12
Issue	¦ Barclays Bank Plc - GBP 200,000,000 Undated FRPC Notes Series 3 PERPETUAL

ISIN Number	¦ XS0015014615
ISIN Reference	¦ 01501461
Issue Nomin GBP	¦ 200,000,000
Period	¦ 31/01/12 to 27/04/12		Payment Date 27/04/12
Number of Days	¦ 87
Rate	¦ 2.0625
Denomination GBP	¦ 250,000	¦	¦

Amount Payable per Denomination	¦ 1,225.67	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.27

30 March 2012

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of  12,230,237,031 ordinary shares with voting rights as at 29 March 2012. There are no ordinary shares held in Treasury.
The above figure (12,230,237,031) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.